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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Nordson Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   655663 10 2
                  --------------------------------------------
                                 (CUSIP Number)

                               Thomas L. Moorhead
                   Vice President, Law and Assistant Secretary
                               Nordson Corporation
                               28601 Clemens Road
                            Westlake, Ohio 44145-1119
                                 (216) 892-1580
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 31, 1997
                  --------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

     If the filing person filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ]

                                Page 1 of 5 Pages


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CUSIP NO.  655663 10 2            13D                         Page 2 of 5 Pages


1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                DAVID W. IGNAT

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                Not Applicable
                                                                        (b)[ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS      PF    00


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                               [ ]


6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States

                            7.      SOLE VOTING POWER:  895,144

NUMBER OF
SHARES                      8.      SHARED VOTING POWER:  5,000
BENEFICIALLY
OWNED BY
EACH                        9.      SOLE DISPOSITIVE POWER:  895,144
REPORTING
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER:  5,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                900,144

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES

                                Not Applicable

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                5.1%

14.     TYPE OF REPORTING PERSON

                                IN


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                                                               Page 3 of 5 Pages

                                  SCHEDULE 13D

Item 1.                    Security and Issuer:
------
                           This statement relates to the Common Shares without par value of Nordson Corporation. Nordson Corporation's principal executive offices are located at 28601 Clemens Road, Westlake, Ohio 44145-1119.

Item 2.                    Identity and Background:
------
                           a) This statement is filed by: David W. Ignat

                           b) The business address of Mr. Ignat is c/o S.W. Lambert III, Esq., Drinker, Biddle and Reath,
                           47 Hulfish St., Box 627, Princeton, NJ  08542-0627.

                           c) Mr. Ignat is employed as a physicist at Nuclear Fusion, IAEA, Wagramerstrasse 5, P.O. Box 100, A-1400, Vienna, Austria, a research entity.
                           Mr. Ignat is also the editor of a journal entitled "Nuclear Fusion."

                           d) During the last five years Mr. Ignat has not been convicted in a criminal proceeding (excluding traffic violations).

                           e) During the last five years, Mr. Ignat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                           f) Mr. Ignat is a United States citizen.

Item 3.                    Source and Amount of Funds or Other Consideration
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                           The Common Shares were acquired by gift and by
                           purchases with personal funds of the reporting person.

Item 4.                    Purpose of Transaction
------
                           The Common Shares were acquired by gift and for personal investment purposes and were not acquired for the purpose of acquiring control of Nordson Corporation.

Item 5.                    Interest in Securities of the Issuer
-----                      a)  Amount beneficially owned:  900,144 shares
                               Percent of class:  5.1%

                           b)  Number of shares as to which such person has:

                                (i)     sole power to vote or to direct the
                                        vote: 895,144


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                                                               Page 4 of 5 Pages

                                (ii)   shared power to vote or to direct the
                                       vote: 5,000

                                (iii) sole power to dispose or to direct the disposition of: 895,144

                                (iv) shared power to dispose or to direct the disposition of: 5,000

                            Mr. Ignat, his wife, Eleanor Ignat, and S.W.
                            Lambert, III, Esq. hold 5,000 of the Common Shares covered by this Schedule as trustees of The ASUSA Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                            The residence address of Mrs. Ignat, who is not presently employed, is Auhofstrasse 14/2/7, A-1130 Vienna, Austria. Mr. Lambert is a partner with the law firm of Drinker, Biddle and Reath, 47 Hulfish St., Box 627, Princeton, NJ 08542-0627. During the last five years neither Mrs. Ignat nor Mr. Lambert has been convicted in a criminal proceeding (excluding traffic violations). During the last five years, neither Mrs. Ignat nor Mr. Lambert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Both Mrs. Ignat and Mr. Lambert are United States citizens.

                     c) Mr. Ignat did not enter into any transactions in the Common Shares of Nordson Corporation within the last sixty days.

                     d)     Not Applicable.

                     e)     Not Applicable.

Item 6.                     Contracts, Arrangements, Understandings or
------                      Relationships With Respect to Securities of the
                            Issuer:  Not Applicable

Item 7.                     Material to be Filed as Exhibits:  Not Applicable
------

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                                                               Page 5 of 5 Pages

Signature.                  After reasonable inquiry and to the best of my
----------                  knowledge and belief, I certify that the
                            information set forth in this statement is true, complete and correct.

                                                   /s/ David W. Ignat
                                                   ---------------------------
                                                          David W. Ignat

February 10, 1997